

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 11, 2009

<u>Via U.S. Mail and Fax (604-682-1666)</u>
Mr. John Roozendaal
President and Chief Executive Officer
Scout Exploration, Inc.
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618

> **Re: Scout Exploration, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
> **Filed January 29, 2009**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2008**
> **Filed May 8, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 20, 2009**
> **Form 8-K**
> **Filed August 14, 2008**
> **File No. 000-52280**

Dear Mr. Roozendaal:

We issued comments to you on the above captioned filing on June 25, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 21, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 21, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Suying Li at (202) 551-3335 if you have any questions.

Sincerely,

Chris White
Branch Chief